[Amendment No. 11]
                                                              EXHIBIT 99.02




     CBS Inc.                                    Contact: Anne Luzzatto
     51 West 52 Street                                   (212) 975-5945
     New York, New York  10019                           (212) 975-5100

                                                         September 10, 1986

          The Board of Directors of CBS Inc. announced today that it had, with great reluctance, accepted the resignation of Thomas H. Wyman as Chairman, President and Chief Executive Officer. The Board thanked Mr. Wyman for his extraordinary services and contribution to CBS during the past six years.

          The Board appointed a new Management Committee of the Board to serve until a new Chairman and Chief Executive Officer is selected. Mr. Laurence Tisch, a Director, was appointed Chairman of the newly formed committee and acting Chief Executive Officer. The other members of this new committee are Mr. William S. Paley, Mr. Michael Bergerac, Dr. Harold Brown and Mr. James Wolfensohn. As Founder Chairman, Mr. Paley will serve as acting Chairman of the Board during the transition period.

          In addition, the Board appointed a Search Committee to seek out a new Chairman and Chief Executive Officer. Membership on this committee will include the previously mentioned Management Committee of the Board plus Mr. James Houghton and Mr. Franklin Thomas. Dr. Brown will act as Chairman. Persons both inside and outside CBS will be considered. It is hoped that a new Chairman and Chief Executive Officer will be selected in the next few months.

          Attached are statements from Mr. Paley and Mr. Tisch.

     Laurence Tisch said:

          I will hold office only during the brief transition period until we select a new chief executive officer.

          I intend to maintain the traditions and spirit of the Company as established and nurtured by William S. Paley. I am fortunate to have Bill as my partner and mentor in this task, and I note with pleasure that Bill has been willing to return as acting Chairman, and to serve with me as a member of the new committees that were created today.

          William S. Paley, Founder Chairman and Chairman of the Executive

                                    Page 30

     Committee said:

          As founder of the Company, I am delighted that Laurence Tisch will serve as acting Chief Executive Officer during this brief transition period. Larry has not only proven his extraordinary ability as a businessman and leader in the success of his own company Loews, but most important, he shares the values and principles which have guided CBS throughout the period of its growth. I respect and admire him and look forward to working with him.








































                                    Page 31